UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response 2.50
SEC FILE NUMBER 001-32693
CUSIP NUMBER 06985P209

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☒ Form 10-Q       ☐ Form 10-D       ☐ Form N-CEN     ☐ Form N-CSR

For Period Ended:              June 30, 2021
☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Basic Energy Services, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

801 Cherry Street, Suite 2100

Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Basic Energy Services, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021 (the “Q2 Form 10-Q”) by the prescribed due date. On August 17, 2021, the Company and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions (and the cases commenced thereby, the “Chapter 11 Cases”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). In connection with the Chapter 11 Cases, on August 17, 2021, the Company and certain of the Debtors entered into three asset purchase agreements (collectively, the “APAs”). The Debtors have filed the APAs with the Bankruptcy Court along with a motion seeking, among other relief, the establishment of bidding procedures for an auction that allows other qualified bidders to submit higher or otherwise better offers to purchase all or substantially all of the Debtors’ assets. As soon as practicable, the Company will file a Current Report on Form 8-K disclosing information relating to the APAs and the Chapter 11 Cases. Due to the demands associated with the bankruptcy filing and related activities, including the proposed asset sales, the Company has been unable to complete the preparation of the Q2 Form 10-Q.

In the event that the Bankruptcy Court approves asset sales following a hearing to be scheduled (the “Sales”), the Company expects that the transactions contemplated by the APAs will be consummated shortly thereafter. Based on the consideration to be paid for substantially all of the Company’s assets, the Company expects that, after paying off the Company’s administrative, secured, and priority creditors and providing for the wind-down of operations, there will be limited proceeds available for distribution in respect of its unsecured claims and no proceeds to distribute to the Company’s shareholders.

Following the Sales, the Company anticipates having limited operations and employees to wind-down the estate under a plan approved by the Bankruptcy Court.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Adam L. Hurley	817	334-4100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).                        Yes ☒     No  ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?            Yes ☒      No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons described in Part III – Narrative of this Form 12b-25, the Company has concluded that it will be unable to file the Q2 Form 10-Q by the prescribed due date without unreasonable effort and expense due to the demands of the Company’s bankruptcy cases and the proposed sales under the APAs, which would have a material impact on its financial statements and related disclosures. As such, the Company cannot at this time estimate what significant changes will be reflected in its second quarter 2021 results of operations compared to its second quarter 2020 results of operations.

The financial statements included in the Company’s Q2 Form 10-Q will include significant charges for the three months ended June 30, 2021, in connection with the Chapter 11 Cases. The most significant charges are an impairment of substantially all our long-lived assets and a derecognition of unamortized debt discounts and debt issuance costs, both of which are significant changes from the corresponding period in the last fiscal year. The Company is unable to estimate the impairment loss for its long-lived assets as the determination of the fair value of these assets is not yet complete and the preparation of its financial statements is still in progress.

Documents filed on the docket of and other information related to the Chapter 11 Cases are available free of charge online at https://cases.primeclerk.com/basicenergy.

Cautionary Statement Regarding Forward-Looking Statements

Various statements in this Form 12b-25 or documents referred to herein, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and other factors, which include the following: risks and uncertainties relating to the Chapter 11 Cases, including but not limited to, the Company’s ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 Cases, the effects of the Chapter 11 Cases on the Company and on the interests of various constituents, Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general, the duration of the Chapter 11 Cases, risks associated with third-party motions in the Chapter 11 Cases, and the Company’s ability to realize proceeds from remaining assets; risks relating to the Company’s ability to obtain Bankruptcy Court confirmation of a plan of liquidation as proposed by the Company; and the risk that the Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code. The Company therefore cautions readers against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Basic Energy Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 17, 2021	By:	/s/ Adam L. Hurley
Name: Adam L. Hurley Title: Executive Vice President, Chief Financial Officer, Treasurer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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